Exhibit 99.2

TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE PERIOD ENDED APRIL 30, 2010

June 28, 2010

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the standards of the Public Company Accounting Oversight Board  (United States), and should be read in conjunction with the consolidated financial statements as of April 30, 2010.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at June 28, 2010 should be read in conjunction with the April 30, 2010 unaudited financial statements of the Company.

DESCRIPTION OF BUSINESS

We were incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), on November 30, 1993 under the name “KBK No. 24 Ventures Ltd.” We changed our name to “Titan Trading Analytics Inc.” by filing of an amendment to our Articles of Incorporation on November 14, 1994. The company began trading publicly on July 24, 1996. We continued the Company under the Business Corporations Act (Alberta) on April 26, 2005. Our registered and records office is located at 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2. Our telephone number is (403) 543-2185.

On November 23, 1994, we incorporated Titan Trading Corp., a wholly owned subsidiary, under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), as a wholly owned subsidiary.  Titan Trading Corp. was continued under the Business Corporations Act (Alberta) on August 22, 2006.  This subsidiary was originally incorporated with a view to eventually forming a separate trading business, but to date has conducted no business. It has no income, expenses, assets or liabilities and is presently an inactive subsidiary.

We have an additional wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 2 (“TTLP2”) a limited partnership formed on January 18, 2006 under the laws of Alberta. TTLP2 was created to raise financing by offering limited partnership interests. Titan GP will receive a management fee and a share in the distributions and the carried interest with the limited partners. The purpose of TTLP2 is to raise financing and then trade the funds using our Titan TickAnalyst software (“TickAnalyst”) and the N1 Expert System software. This activity is not being pursued by the Company at the present time. Any and all trading operations are being conducted by its wholly owned subsidiary, Titan Trading USA, LLC.

Titan GP was also the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a limited partnership formed on February 14, 2005 under the laws of Alberta.  TTLP1 was created to raise financing by offering limited partnership interests and after its two year term, was dissolved in 2007 and the principal investment plus interest was returned to the respective investors.

Further, we have two  U.S. based wholly owned subsidiaries, Titan Trading USA, LLC (“Titan USA”), which is a Delaware limited liability company qualified to do business in New York and Florida and Titan Holdings USA, LLC (“Titan Holdings”), which is a Florida limited liability company.  The purpose of Titan USA is raise financing from US subscribers and then trade the funds using the TickAnalyst software.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Exchange Act, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

The Company is a financial software developer that has developed proprietary market timing, trading analytics and automated trading execution software called Titan TickAnalyst (“TickAnalyst”). TickAnalyst, when assembled with other third party components, forms a complete automated trading system capable of transforming real-time market data into executed trading orders. TickAnalyst is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

The Company continues to expend all of its efforts developing the TickAnalyst software and the operational infrastructure required for full-time commercial use. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.

The Company has focused its attention on development of software trading technology during 2003 to date. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States.  The Company plans to enter into non-exclusive agreements with institutions, trading firms and/or high net-worth individuals to utilize the software for trading and share the profits with those parties, or at a later stage, to license the software as a service directly to such parties under terms. Additionally, we expect to conduct trading operations for our own behalf and/or in joint ventures. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-timeframe analysis the way Titan does and none would deliver signals generated by the same algorithm.

Titan Trading Products

Titan currently has a major flagship product in its line-up, called TickAnalyst(“TickAnalyst”). TickAnalyst is a fully integrated, scalable algorithmic trading system that incorporates a variety of trading models, including trend-following, countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TickAnalyst has the capability to analyze data feeds available from a number of the world’s stock exchanges. With ultra high-speed analysis capabilities, TickAnalyst is designed to analyze hundreds of thousands of ticks per second per server and from that analysis generate carefully selected trading signals with a favorable probability of success for each trade.

TickAnalyst Suite is a group of software applications, which may be divided into several parts:

1.	Signus, also known internally as the blackbox, used to generate trading signals.
2.	TOMS, Titan’s order management software, used to execute and manage trades.
3.	QuickTick Charting, used for financial data visualization.
4.	TradeViewer, used to display the results of the trading performance.
5.	TopView and TopViewClient, used to distribute the real-time and historical trading signals.
6.	Several back end data management tools, with internal names to manage data.

These parts, when assembled with other third party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders. The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to the RediPlus trade execution engines. Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

QuickTick Charting offers fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the GreyBox trader in mind. After testing is complete, Titan plans to explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

Our present business plan is to market and license our TickAnalyst software, and utilize it for our own trading operations through our wholly owned subsidiary Titan USA.

GreyBox Trading

GreyBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the trader applies judgment before manually allowing the signals to be executed as trades. Thus, GreyBox mode allows the power of automation to be controlled by human discretion. It is a useful mode for operation while the software is being refined to make it perform with the expertise of a human trader.

The concept behind Titan’s GreyBox trading mode has four elements:

1.	present the trader with high quality technical based trading opportunities;
2.	allow the GreyBox trader to have complete control over which trades are executed;
3.	automate the order entry and exit process; and
4.	manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of our GreyBox mode trading software is to allow that trader to execute a greater number of trades with a greater probability of achieving a profit than without the software.  The combination of all four features can dramatically increase the number of trades that even an experienced trader can execute.

BlackBox Trading

BlackBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the signals are immediately and automatically executed as trades. Thus, BlackBox mode allows the power of automation to be applied with no human discretion. Titan’s goal is to conduct all of its trading operations in BlackBox mode. Achieving BlackBox mode requires a great deal of refinement in the trading systems’ rules and settings so the software can perform with the judgment of a human trader.

The concept behind Titan’s BlackBox trading mode has three elements

1.	generate high quality technical based trading opportunities;
2.	automate the order entry and exit process; and
3.	manage risk on dozens of open positions with automation.

In each case, the benefit of BlackBox mode trading software mode is to allow the system to execute a large number of trades with no decision-making required on the part of the operator.

Recent Milestones
In February 2009, the Company announced that it has released to its wholly-owned subsidiary, Titan USA, Release Candidate (“RC”) 2.0 of its TickAnalyst software platform.  TickAnalyst RC 2.0 has undergone rigorous in-house testing with our engineers and traders at its facilities in London, New York, Atlanta and West Palm Beach. TickAnalyst’s functionality, stability, and scalability have been tested with both real time and historical market data and all expectations and objectives for this release were met or exceeded.

In March 2009, the Company opened a new satellite/regional office in Peterborough, United Kingdom.

In June 2009, The Company announced the completion of development and testing of the second generation of its TickAnalyst software package (“TickAnalyst X2”). TickAnalyst X2, comprised of the signal-processing engine, database-management tools, and charting server applies event triggers and customized analytics across extensive amounts of streaming data, a process also known as Complex Event Processing (“CEP”). The CEP applies Titan’s proprietary model-built logic to two major North American exchanges in real-time. Titan’s proprietary models are designed to perform in all market environments. Model examples include trending and non-trending (mean-reversing) versions with numerous variations of each. TickAnalyst X2 has enabled Titan Trading USA LLC (“TTU”) to implement TTU’s Internal Asset Management business model utilizing the US$5,000,000 placed by Compo Investment Partners LP of New York in a professional leveraged trading account managed by the company’s wholly owned subsidiary Titan Holdings USA LLC. Updates on the status of this revenue and trading model will be made available to the market on a timely basis.

In January 2010, a next generation version, X3, of Titan’s TickAnalyst software platform was introduced. Lengthy periods of historical and live testing have begun. This software offers much more flexibility and sophistication over its predecessors in the trading setups and rules that it can implement.  The Company continues to use its multi-year database to run historical tests of this most recent version of TickAnalyst to refine the new trading rules and settings, and to run the systems on real-time market data.

Company Personnel

January 2009 – The Company announced the addition of a new team member, Doug Laughlin to Titan’s Advisory Board. Doug’s background includes over 20 years of professional sales and management experience with NASDAQ organizations including Cisco Systems, 3Com, and Foundry Networks. His duties within these organizations included sales, marketing, sales management, training, group presentations, trade show management, contract negotiations, hiring and OEM relationships. Doug currently also works in an advisory role with multiple high tech corporations in the area of business development.

March 2009, the Company announced the addition of Daniel Robinson, as Head of European Trading, to its team.  Mr. Robinson has been an investment analyst for Invesdar Global Advisors Ltd., a UK based investment consulting firm with an emphasis on global asset allocation, global hedge fund selection and portfolio construction since 2006.  Mr. Robinson has a degree in Business Information Systems from the Nottingham Business School, in the United Kingdom. He also holds the Investment Management Certificate from CFA UK and is working towards level II of the Chartered Alternative Investment Analyst designation.  Mr. Robinson will play a key role in the implementation of our internal asset management revenue model on a global scale.

October, 2009 - The Board of Directors announced that Joseph Francese has been elected to the board of directors. Mr. Francese will also serve as a member of Titan’s audit committee.  Mr. Francese is Chief Investment Officer (CIO) of PROFORMA Capital Inc. and along with his partners, manages two proprietary high income funds for Institutional and High Net Worth investors. As CIO, Joe chairs the investment committee and is responsible for analyzing and monitoring existing and prospective investments, as well as developing investment strategies. Prior to his role as CIO, Joe came with 15 years of experience working with high net worth investors consulting on over $100 million of investor assets during his advisory career. Mr. Francese serves and advises several local charitable groups and is a Chartered Financial Analyst (CFA) Charterholder.

Marketing and Sales

November 2009 – The Company announced that it has commenced installation of its TickAnalyst software platform with G-2 Trading LLC (“G-2”) of NewYork. G-2, formerly RBC Professional Trader Group, with 130 proprietary traders is the first successful commercial client for Titan’s proprietary trading platform. Service and support contracts are to be negotiated after a preliminary test period. It is expected that G-2 will pay a monthly license fee as well as certain incentives based on usage of Titan’s TickAnalyst X2 software platform. G-2 Trading LLC is engaged in all aspects of the trading business. G-2 is committed to empowering its staff of 130 proprietary traders with the most innovative and powerful tools available in the industry allowing its management to carefully grow a top-quality group of professionals. This relationship continues.

January 2010 – The Company reported that Compo Investment Partners LP (“Compo”) of New York has opened an institutional FOREX Trading account to be managed by the company’s wholly owned subsidiary, Titan Holdings USA LLC (“THU”). The account has been placed under the investment control of Titan’s Currency trading team, using Titan’s Trading Technology. Under the terms of the forex trading agreement, THU and Compo will equally share the account’s profits.

February 2010 – The Company reported that its wholly owned subsidiary, Titan Holdings USA LLC (“THU”) opened an institutional proprietary trading desk in New York, NY. The trading desk comprised of 4 proprietary traders is managed by TTU and utilizes Titan’s TickAnalyst and Titan’s money management modeling.

Software Transfer Agreements

In February 2006, we entered into a software transfer agreement with Mr. Phillip Carrozza and Cignal, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the software transfer agreement, Cignal and Mr. Carrozza were to be issued a total of 3,000,000 common shares, 1,000,000 of which would have been issued on closing and the remaining 2,000,000 would have been issued in 1,000,000 increments in each of 2007 and 2008.  Cignal was to be granted 1,000,000 performance warrants.  The software transfer agreement provided Cignal with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

We also entered into a software transfer agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the software transfer agreement, we would have issued Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The software transfer agreement provided Mr. Gossland with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants to be issued to Cignal, Mr. Carrozza and Mr. Gossland were exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants were exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants was conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share, respectively.

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”). The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones.

Pursuant to disinterested shareholder approval on October 2, 2009, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments on November 10, 2009.

According to the amended terms of the Software Transfer Agreement, commencing June 1, 2008, an aggregate of 4,500,000 shares and 2,000,000 performance warrants would be issued based on gross revenues from TickAnalyst as follows:

If, between June 1, 2009 and May 31, 2010, Titan achieves cumulative gross revenue of at least $400k, then 1.5M shares would be released after September 30, 2009. If, in the same period, Titan achieves cumulative gross revenue of at least $800k, an additional 1.5M shares would be released after January 31, 2010. If, in the same period, Titan achieves cumulative gross revenue of at least $1.2M, an additional 1.5M shares would be released after May 31, 2010 and 1.0M performance warrants at $0.50 would be exercisable for the 6 month period June 1, 2010 to November 30, 2010. If, between June 1, 2010 and May 31, 2011 Titan achieves cumulative gross revenue of at least $1.8M, an additional 1.0M performance warrants at $1.00 would be exercisable for the 6 month period of June 1, 2011 to November 30, 2011.

Any Titan common shares not earned by May 31, 2010 will not be eligible for issuance.  All of the securities issued would be subject to a four month hold period.  Each performance warrant expires at the end of its exercise period.

As of April 30, 2010, the gross revenue milestones have not yet been achieved and therefore, no common shares are issuable and no performance warrants are exercisable.  We are currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

In connection with the Software Transfer Agreements, we entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they provided consulting services to us until October 31, 2008.  Both Mr. Gossland and Mr. Carrozza continue to provide services to us on a month to month basis.

TickAnalyst has components that are subject to certain rights pursuant to the Software Transfer Agreements described above. Otherwise, the Company wholly owns the TickAnalyst technology in its entirety.

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity Placements:

a)
March, 2009 - The Company announced the closing of a non‐brokered private placement of units (“Units”) which raised CDN$656,260. The Company will issue 2,187,533 Units at CDN$0.30 per Unit. Each Unit consists of one common share (“Common Share”) and one‐half of one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011. The Company paid a total of CDN $44,056 in finder’s fees to arm’s length parties.

b)
October, 2009 – The Company announced the closing of a non-brokered private placement of units (“Units”) which raised CDN $1,389,000. The Company will issue 5,556,000 Units at CDN$0.25 per Unit. Each Unit consists of one common share (“Common Share”) and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share at a price of CDN$0.375 per Common Share during the first year following the date of closing and at CDN$0.50 per Common Share during the subsequent year and will expire October 15, 2011. The Company paid a total of CDN $18,376 in finder’s fees to arm’s length parties.

The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants were subject to a four (4) month restricted period which expired on February 16, 2010. Closing of the private placement is subject to TSX Venture Exchange approval. The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

Warrants Extended:

November, 2009 – The Company extended the expiry date of certain of its outstanding common share purchase warrants. In 2007, the Company issued 1,518,117 warrants with an exercise price of $0.60 per common share and expiring on December 7, 2009. The Company extended the expiry date of such warrants until December 7, 2010. For further information on the original issuance of the warrants, please refer to the press releases of Titan dated  December 7, 2007 filed on SEDAR at www.sedar.com.

March, 2010 – The Company extended the expiry date of certain of its outstanding common share purchase warrants.  In 2008, the Company issued 1,000,000 warrants with an exercise price of $0.35 per common share and expiring on March 6, 2010.  The Company extended the expiry date of such warrants until March 6, 2011.  For further information on the original issuance of the warrants, please refer to the press released of Titan dated March 6, 2008 filed on SEDAR at www.sedar.com.

Warrants & Options:
For the period ending April 30, 2010, a total of 1370,593 options expired or forfeited and a total of 2,730,000 options granted.

As at Year ending October 31, 2009, a total of 3,165,000 options were granted, 685,000 options forfeited or expired and 1,610,000 options were exercised. As well, 1,655,632 warrants expired and 200,000 shares were issued for service.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2010, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, short term investments, restricted cash, due from related party, accounts payable and accrued liabilities, and loans and advances. The fair values of these financial instruments approximate their carrying values, due to their short-term nature. The fair value of the loans and advances cannot be reliably determined as there is no market for loans that do not bear interest and have no terms of repayments.  The Company is exposed to currency risk as a result of its operations in the United States.It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada and the United States.  To date the Company has not generated revenues, and has relied on funding through private placements.
RESULTS OF OPERATIONS

The net loss of $1,220,148 (2009 – $1,909,214) Y.T.D. ending April 30, 2010 consisted of: research and development fees $390,713 (2009 - $408,298), general and administration $766,963 (2009 - $1,378,083).  Amortization expense Y.T.D. was $77,298 (2009 - $97,040).

SUMMARY OF QUARTERLY RESULTS

For the three month period ended
	April 30, 2010	Jan 31 2010	Oct 31, 2009	July 31, 2009
Net sales/total revenues	$ ---	$ 5,000	Nil	Nil
Net loss	$ 634,692	$ 585,456	$ 1,263,439	$ 710,436
Net loss per share (fully diluted)	.02	.01	.03	.01

For the three month period ended
	April 30 2009	Jan 31 2009	Oct 31 2008	July 31 2008
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$ 936,032	$ 618,842	$ 1,379,675	$ 571,244
Net loss per share (fully diluted)	.02	.01	.04	.01

The statements of the Company have been prepared in accordance with Canadian GAAP, which do not differ materially with those established in the United States except as disclosed in the notes to the financial statements.

LIQUIDITY

The Company has working capital deficiency as of April 30, 2010 of $1,318,455 (2009 - $471,682). Since its inception, the Company has, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.
The Company expended all of its efforts in fiscal 2009 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

Currently the company is in negotiations with several groups regarding additional funding sources to meet its general and administrative expenses as well as any additional research and development that may be required. The company is currently dealing with qualified/sophisticated investors in order to secure, either through private placements or loans, the capital required. As this is an ongoing exercise, the company will provide additional details once they are made available.

The ability for the company to secure additional financing required to become cashflow positive is a risk. The ability for Titan to provide technical support for its grey box software is a risk.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

Q-2ending April 30,	2010	2009	2008
Management and consulting fees	$45,000	$45,000	$45,000
Research and development	$122,535	$138,136	$127,497
Management and consulting fees are paid to a director of the Company and a company controlled by an officer for providing management services.

Research and development fees are paid to directors and companies controlled by directors for their services in providing software development and software testing.

Included in accounts payable and accrued liabilities is $26,850 (2009 - $31,507) payable to directors of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

SUBSEQUENT EVENTS

May 27, 2010 – The Company announced the closing of a non‐brokered private placement of units (“Units”) which raised CDN$ 902,250. The Corporation will issue 4,511,250 Units at CDN $0.20 per Unit. Each Unit consists of one common share (“Common Share”) and one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share at a price of CDN $0.30 per Common Share during the twenty‐four month period following the date of closing and will expire May 27, 2012. The Corporation paid a total of CDN $4,000 in finder’s fees to arm’s length parties. The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on September 27, 2010. Closing of the private placement is subject to TSX Venture Exchange approval. The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

May 31, 2010 ‐ The Company announced that, subject to regulatory approval, the Company intends to grant 1,350,000 stock options, in the aggregate, to directors, officers and consultants of the Company. The options will have an exercise price of $0.17, with vesting over an eighteen‐month period and a five year term to expiry.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of June 28, 2010.

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	62,829,128
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of  June 24,, 2010:

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	360,000	$0.315	June 23, 2011	N/A
Stock Options	1,760,000	$0.30	Jan. 8, 2012	N/A
Stock Options	200,000	$0.69	June 28, 2012	N/A
Stock Options	90,000	$0.50	Aug. 15, 2012	N/A
Stock Options	1,135,000	$0.37	Jan. 28, 2013	N/A
Stock Options	190,000	$0.50	Feb. 4, 2013	N/A
Stock Options	50,000	$0.34	June 24, 2013	N/A
Stock Options	150,000	$0.335	July 8, 2013	N/A
Stock Options	900,000	$0.30	August 12, 2013	N/A
Stock Options	510,000	$0.36	August 15, 2013	N/A
Stock Options	375,000	$0.36	November 7, 2013	N/A
Stock Options	50,000	$0.305	January 26, 2014	N/A
Stock Options	1,250,000	$0.33	March 6, 2014	N/A
Stock Options	600,000	$0.355	April 21, 2014	N/A
Stock Options	1,300,000	$0.25	November 13, 2014	N/A
Stock Options	25,000	$0.27	November 25, 2014	N/A
Stock Options	1,405,000	$0.17	March 3, 2015	N/A
Stock Options	1,350,000	$0.17	May 28, 2015	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2010 – subject to Milestones	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2010– subject to Milestones	N/A
Purchase Warrants	1,518,117	$0.60	Dec. 7, 2010	N/A
Purchase Warrants	1,000,000	$0.35	March 6, 2011	N/A
Purchase Warrants	1,017,500	$0.40	July 29, 2010	N/A
Purchase Warrants	2,500,000	$0.40	August 19, 2010	N/A
Purchase Warrants	1,093,767	$0.45 $0.60	March 17, 2010 March 17, 2011	N/A
Purchase Warrants	2,778,000	$0.375 $0.50	Oct. 15, 2010 Oct. 15, 2011	N/A
Purchase Warrants	4,511,250	$0.30	May 27, 2012	N/A

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

IFRS

In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”.  The exposure draft proposes to incorporate IFRS into the CICA Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS.

The process of changing to IFRS will be a significant undertaking that may materially affect our reported financial position and results of operations, and also affect certain business functions.  The Company has not yet completed an evaluation of the adoption of IFRS and its impact on the financial position and results of operations but plans to develop the key elements and timing of an implementation plan in the fourth quarter of fiscal 2009.

CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT

Change in Accounting Policy

Effective November 1, 2007, the Company adopted the new CICA Handbook Sections 1506 "Accounting Changes", 3862 "Financial Instruments - Disclosures", 3863 "Financial Instruments - Presentation", and 1535 "Capital Disclosures".

a)
Section 1506, "Accounting Changes", prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company.  Other than enhanced disclosures in note 3 the new standard had no material impact on the Company’s financial results.

b)
Section 3862, "Financial Instruments - Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.  Disclosure requirements pertaining to the adoption of this section is presented in Note 12.

c)
Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives.  It carries forward the presentation-related requirements of Section 3861 "Financial Instruments - Disclosure and Presentation".  The adoption of this new section did not have an effect on the consolidated financial statements.

d)
Section 1535, "Capital Disclosures", established standards for disclosing information about an entity's capital and how it is managed.  It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.  Disclosure requirements pertaining to the adoption of this section is presented in Note 16.

Prior Period Adjustment

In the 2007 fiscal year, the Company failed to sufficiently accrue a $58,451 consulting fee for services provided in fiscal 2007 but not invoiced and paid until the current year.  As a result, the Company has restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007.  The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

In the 2006 fiscal year, the Company granted 4,500,000 common shares and 2,000,000 common share purchase warrants to two directors of the Company in exchange for the software being developed for the Company.  The common shares and common share purchase warrants are to be issued contingent on the Company achieving certain milestones.  This is a related party transaction subject to the measurement and disclosure requirements of CICA Section 3840 “Related Party Transactions”.  Section 3840 requires monetary related party transactions or non-monetary related party transactions that has commercial substance but is not in the normal course of operations to be measured at the exchange amount when the change in ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence.  Based on the requirements of Section 3840, the Company has determined the value recognized and expensed with respect to this transaction was not in fact supported by independent evidence as the issuance of the equity instruments in consideration of the software was conditional on the achievement of specified future milestones.  Accordingly, the Company has reversed the software development expense of $1,891,479, the fair value of the warrants of $316,479 and the fair value of the common shares of $1,575,000 as a prior period error.

	As Previously Reported	Restatement	As Restated
As at October 31, 2007
Accounts payable	274,173	58,451	332,624
Warrants	812,255	(316,479)	495,776
Contributed surplus	2,119,682	(1,575,000)	544,682
Deficit	(11,920,584)	1,833,028	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.